EXHIBIT 99.1

Student Transportation Inc. Reduces Debt and Looks Forward to New Fiscal Year 2016

CEO Comments on the Fiscal Year 2016 Outlook

WALL, N.J., June 26, 2015 (GLOBE NEWSWIRE) -- Student Transportation Inc. (STI) (TSX:STB) (NASDAQ:STB) announced, as previously reported, it has called for the maturity and settlement of the 6.75% convertible subordinated unsecured debentures (Symbol: STB.DB.B) due June 30, 2015 and will delist those at the close of business on June 30, 2015.

The Canadian dollar principal amount of the notes was approximately C$49,929,000 and the company used cash proceeds it raised in the equity offering back on March 6, 2015 and has authorized the payment to be paid in U.S dollars of $40,133,000 satisfying the obligation.

The company said their total debt has now been reduced by over $50 million year over year.

Denis J. Gallagher, Chief Executive Officer of STI said, "As planned, we reduced our total debt by $50 million dollars year over year and have repurchased the debentures as we previously stated we would. The effect is a lower total debt profile for the company. We were also able to pay off additional debt as well due to strong cash receipts we received from the make up of winter weather days from the third to fourth quarter as schools made up those missed days."

Gallagher added, "We have done a good job cleaning up our balance sheet, lowering our fuel and operating costs plus securing six year 2-3% fixed rate financing for new state-of-the-art vehicles arriving for the coming school year. We had an enormous amount of interest from lessors this year with low rates that allow us to match vehicles with long term contracts and expense the vehicle over the term, then own it and take advantage of the hidden value in the second six years of its useful life. Lower fuel and operating costs next year will improve our margins and operating cash flow per share.

"We are pleased to have paid our 125th consecutive monthly dividend last week and our shift to a U.S. dollar paid dividend which we announced, along with the lower costs and higher revenues, further secures our dividend which we approve and announce quarterly and has been a hallmark of our growing business. Our dividend is fixed and paid in cash or Dividend Reinvestment Plan (DRIP) shares on total shares outstanding and not market share price. Yield is determined by the purchase price of the share and has no effect on the dividend policy.

"For over 10 years as a public company beginning in December 2004 to our already announced first quarter dividend of the new 2016 fiscal year beginning next week, we have continued to grow our business and pay our monthly dividend despite floods, forest fires, hurricanes, severe winter storms, currency changes, government changes, the 2008 financial crisis, oil at $140 a barrel, interest rates at 7-8%, fierce competition and just about any other natural or financial disaster we have experienced during that time. Kids went to school yesterday, today and they will in the future. It's a stable business and we will continue to be the innovators and leaders in this industry. So while we continue to improve and build our business, our commitment to our shareholders, employees and communities is strong. We are developing new businesses to generate additional revenues with higher margins and look forward to fiscal 2016 with excitement. Happy New (fiscal) Year."

Profile

Founded in 1997, Student Transportation Inc. is North America's most trusted provider of school bus transportation and management services, operating more than 12,500 vehicles. Student Transportation's family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTBus.com.

Forward-Looking Statements

Certain statements in this news release are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI's revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions, and the negative forms thereof, suggesting future outcomes or events.

CONTACT: For more information, please contact:

         Doug Coupe
         Director of Communications & Investor Relations
         dcoupe@ridesta.com
         843-884-2720